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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2004

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                    5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                      Japan

                ------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F [X] Form 40-F [ ]
                         ------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 Crayfish Co., Ltd.
                                        ------------------------------------
                                                    (Registrant)

                                    By     /s/ Masaaki Shimamura
                                        ------------------------------------
                                                     (Signature)

                                        Masaaki Shimamura
                                        President and Representative Director

Date: August 23, 2004

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INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1.    TEMPORARY REPORT TO THE CHAIR OF KANTO FINANCIAL BUREAU. [ENGLISH
      TRANSLATION]





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                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached document - "TEMPORARY REPORT TO THE CHAIR OF KANTO FINANCIAL BUREAU [ENGLISH TRANSLATION]" -- contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it, including statements contained under the heading "Future prospects" in each document. To the extent that statements in this notice do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.



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                              [English Translation]

[Note: This English translation of the "Temporary Report" (the original document is written in the Japanese language) is provided for the convenience of English speakers. This English translation may differ from the original Japanese document.]


(Cover Sheet)

(Submitted document)                        Temporary Report

(To)                                        The Chair of Kanto Financial Bureau

(Filling date)                              August 23, 2004

(Company name)                              Crayfish Co., Ltd.

(English name)                              Crayfish Co., Ltd.

(Representative)                            President and Representative Director: Masaaki Shimamura

(Headquarter location)                      Minami-Ikebukuro1-16-15, Toshima-ku, Tokyo

(Telephone number)                          (03) 5954-7555

(Contact person)                            Director and Chief Financial Officer: Kazuhiro Tamura

(Contact information)                       Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo

(Telephone number)                          (03) 5954-7555

(Contact person)                            Director and Chief Financial Officer: Kazuhiro Tamura


(Local for viewing the Financial Report)    Tokyo Stock Exchange, Inc.

                                            (Nihonbashi Kabuto-cho 2-1, Chuou-ku, Tokyo)



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1    [REASONS FOR SUBMISSION]

     After September 8, 2000, the first of several related lawsuits was filed against Crayfish Co., Ltd. ("Crayfish" or the "Company") in the United States District Court for the Southern District of New York (the "Court"). However, the Court approved the settlement on the currently, therefore the Company filed this release to Kanto Financial Bureau under the Security and Exchange Law 24th of 5th 4 section, and under the Cabinet Office regulations 19th 2nd section 6th number.

2    [INFORMING CONTENTS]

(1)  The date of U.S. Litigation Filed Against Crayfish.
     September 8, 2000

(2)  The person who did lawsuits against Crayfish.

           Name: Thomas R. Skwortz

           Address: 276 Fifth Avenue, Suite 704 New York, New York 10001
                    Shalov Stone & Bonner
                    (Law firm of Shalov Stone & Bonner is defendants of Thomas R. Skwortz's agent ad litem)

(3)  The contents of the litigation

         Thomas R. Skwortz, through his counsel, alleged that Crayfish violated certain provisions of U.S. securities law in connection with its March 8, 2000 initial public offering of 4.045 million American Depositary Shares (the "IPO"). The lawsuit included allegations that during the course of the IPO, Crayfish failed to disclose material facts about the decline in business of Crayfish's principal shareholder and business partner, Hikari Tsushin, Inc. ("Hikari"). The lawsuit made similar allegations with respect to Hikari as well as the underwriters for the IPO and Crayfish's Chief Executive Officer. A formal summons and complaint giving notice of the lawsuit was delivered to Crayfish via an intermediary on September 25, 2000.

         As an alleged purchaser of Crayfish shares during IPO, the plaintiff sought to recover damages on behalf of the class of persons who purchased shares of Crayfish in, or traceable to, the IPO (the "Class"). Skwortz sought damages on behalf of the class for an unspecified amount flowing from the Class' purchase of the Crayfish shares. Skwortz also sought to recover attorney's fees, accountant and expert witness fees as well as other expenses incidental on the litigation.

(4)  The date of the approval of the settlement

     July 29, 2004 (U.S. time: July 28, 2004)



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(5)  Process of the class action and the settlement

         On and after September 8, 2000, class actions were filed in the United States District Court for the Southern District of New York against the Company, its CEO at the time, Hikari and the underwriters. The complaints included allegations that, during the course of its March 8, 2000 public offering of American Depositary Shares, the Company violated U.S. securities law by making inaccurate and misleading statements. The complaints included related allegations against the other defendants based on U.S. securities law. Eleven class actions were initially filed. On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead plaintiff and lead counsel for the plaintiffs. On June 4, 2002, the court entered an order appointing a new lead plaintiff and new counsel for the plaintiffs. A consolidated amended class action complaint was served and filed on July 19, 2002. The Company and the other defendants thereafter negotiated a settlement of all claims, subject to approval by the Court with the plaintiffs. A hearing was held by the Court on July 28, 2004, and there was no opposition to the settlement. The Order and Final Judgment, was signed by the judge following the hearing. On the morning of July 29, 2004 (Japan time), the Company received a copy of the signed Order and Final Judgment ending this action.

(6)  Summary of the settlement contents

         Summary of the settlement contents are this; the defendants pay in full settlement of all class action claims the sum of US$9,000,000 (Crayfish pays 6,625,000), which amount less expenses and plaintiffs' attorneys' fees will be paid to all persons who are members of the class as defined in the Order and Final Judgment. The Company has entered into this settlement agreement solely to avoid any further cost, burden or uncertainty from the class actions, and has not acknowledged the validity of any claims alleged by the plaintiffs; the plaintiffs have released the Company from all claims.

(7)  Future prospects

         The order and judgment becomes final beyond appeal 30 days after entry. No appeal is expected since no one opposed settlement. The Company has accounted for registering a deficit on allowance for settlement litigation in fiscal year 2003 (From October 1, 2002 to September 30, 2003). The amount of allowance for settlement litigation is JPY782,081 thousand. The Company will not change consolidated and non-consolidated earning projections for fiscal year 2004, which was released on July 21, 2004.